UNITED
STATES
SECURITIE
S AND
EXCHANG
E
COMMISSI
ON
Washington,
D.C. 20549
SCHEDULE
13G

Under the Se-
curities Ex-
change Act of
1934

(Amendment
No. ___)*
Arco Platform Ltd
(Name of Issuer)
Class A Shares
(Title of Class of Securities)
G04553106
(CUSIP Number)
October 2, 2018
(Date of Event which Requires Filing of this Statement)

Check the ap-
propriate box
to designate
the rule pursu-
ant to which
this Schedule
is filed:

	[x]
Rule 13d-1(b)

	[_]
Rule 13d-1(c)

	[_]
Rule 13d-1(d)

*The remain-
der of this
cover page
shall be filled
out for a report-
ing person?s in-
itial filing on
this form with
respect to the
subject class of
securities, and
for any subse-
quent amend-
ment contain-
ing information
which would
alter the disclo-
sures provided
in a prior cover
page.

The infor-
mation re-
quired in the re-
mainder of this
cover page
shall not be
deemed to be
?filed? for the
purpose of Sec-
tion 18 of the
Securities Ex-
change Act of
1934 (?Act?) or
otherwise sub-
ject to the lia-
bilities of that
section of the
Act but shall be
subject to all
other provi-
sions of the Act
(however, see
the Notes).



SCHEDULE
13G
CUSIP No.
G04553106

1
Names of Reporting Persons

AustralianSuper Pty Ltd
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only


4
Citizenship or Place of Organization

Australia
Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power


  1,133,496 Class A Shares

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  0
9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,133,496 Class A Shares
10
Check box if the aggregate amount in row (9) excludes certain shares

[ ]
11
Percent of class represented by amount in row (9)

5.01%
12
Type of Reporting Person (See Instructions)

FI


Item 1.
(a)	Name of Is-
suer: Arco
Platform Ltd
(b)	Address of
Issuer?s Prin-
cipal Execu-
tive Offices:

Rua Elvira Fer-
raz 250
Sala 716, Vila
Olimpia
Sao Paulo ? SP
04552-040
Brazil
Item 2.
(a)	Name
of Per-
son
Filing:
Aus-
trali-
anSu-
per Pty
Ltd
(b)	Ad-
dress
of
Princi-
pal
Busi-
ness
Office
or, if
None,
Resi-
dence:

Level 33, 50
Lonsdale Street
Melbourne
Victoria 3000
Australia
(c)	Citi-
zen-
ship:
	Aus-
tralia
(d)	Title
and
Class
of Se-
curi-
ties:
	Class
A
(e)	CUSI
P No.:
	G045
53106
Item 3. 	If
thi
s
sta
te-
me
nt
is
file
d
pu
rs
ua
nt
to
24
0.1
3d
-
1(
b)
or
24
0.1
3d
-
2(
b)
or
(c),
ch
ec
k
wh
eth
er
the
pe
rso
n
fil-
ing
is
a:
(a)	[_]
	Broker
or dealer
registered
under Sec-
tion 15 of
the Act;
(b)	[_]
	Bank
as defined in
Section
3(a)(6) of
the Act;
(c)	[_]
	Insur-
ance com-
pany as de-
fined in Sec-
tion 3(a)(19)
of the Act;
(d)	[_]
	Invest-
ment com-
pany regis-
tered under
Section 8 of
the Invest-
ment Com-
pany Act of
1940;
(e)	[_]
	An in-
vestment ad-
viser in ac-
cordance
with Rule
13d-
1(b)(1)(ii)(E
);
(f)	[_]
	An
employee
benefit plan
or endow-
ment fund in
accordance
with Rule
13d-
1(b)(1)(ii)(F
);
(g)	[_]
	A par-
ent holding
company or
control per-
son in ac-
cordance
with Rule
13d-
1(b)(1)(ii)(G
);
(h)	[_]
	A sav-
ings associa-
tions as de-
fined in Sec-
tion 3(b) of
the Federal
Deposit In-
surance Act
(12 U.S.C.
1813);
(i)	[_]
	A
church plan
that is ex-
cluded from
the defini-
tion of an
investment
company
under sec-
tion 3(c)(14)
of the In-
vestment
Company
Act of 1940;
(j)	[x]
	A non-
U.S. institu-
tion in ac-
cordance
with Rule
240.13d-
1(b)(1)(ii)(J)
;
(k)	[_]
	Group,
in accord-
ance with
Rule
240.13d-
1(b)(1)(ii)(K
). If filing as
a non-U.S.
institution in
accordance
with Rule
240.13d-
1(b)(1)(ii)(J)
, please
specify the
type of insti-
tution: ____
Item 4.	Own-
ership
(a)
	Amo
unt
Bene-
ficially
Owne
d:

1,133,4
96
Class
A
Shares
 (b)	Percent of
Class:  5.01%
 (c)	Num-
ber of shares
as to which
such person
has:
	(i)
	Sole
power to vote
or to direct the
vote:
1,133,496
Class A Shares
	(ii)
	Share
d power to
vote or to di-
rect the vote: 0
(iii)	Sole
power to
dispose or to
direct the
disposition
of: 0
(iv)	Share
d power to
dispose or to
direct the
disposition
of: 0
Item 5.
	O
wnership of
Five Percent
or Less of a
Class.
If this state-
ment is being
filed to report
the fact that as
of the date
hereof the re-
porting person
has ceased to
be the benefi-
cial owner of
more than five
percent of the
class of securi-
ties, check the
following [    ].
Item 6.
	O
wn
er-
shi
p
of
mo
re
th
an
Fi
ve
Pe
rce
nt
on
Be
hal
f
of
An
ot
he
r
Pe
rso
n.
No
t
ap-
pli
ca-
ble
Item 7.
	Id
en-
ti-
fi-
ca-
tio
n
an
d
cla
ssi
fi-
ca-
tio
n
of
the
su
bsi
di-
ar
y
wh
ich
ac-
qu
ire
d
the
se-
cu-
rit
y
be-
ing
re-
po
rte
d
on
by
the
pa
re
nt
hol
di
ng
co
m
pa
ny
or
co
ntr
ol
pe
rso
n.
No
t
ap-
pli
ca-
ble
Item 8.
	Id
en-
ti-
fi-
ca-
tio
n
an
d
cla
ssi
fi-
ca-
tio
n
of
me
m
be
rs
of
the
gr
ou
p.
No
t
ap-
pli
ca-
ble
Item 9.
	No
tic
e
of
Di
sso
lu-
tio
n
of
Gr
ou
p.
No
t
ap-
pli
ca-
ble
Item 10.
	Ce
rti
fi-
ca-
tio
ns.


SIGNATURE
After reasona-
ble inquiry and
to the best of
my knowledge
and belief, I
certify that the
information set
forth in this
statement is
true, complete
and correct.
Dated:  12 Feb-
ruary, 2019
/s/ Signature
Name/Title
AustralianSu-
per Pty Ltd
Paul Doig
Analyst
The original
statement shall
be signed by
each person on
whose behalf
the statement is
filed or his au-
thorized repre-
sentative.  If the
statement is
signed on be-
half of a person
by his author-
ized repre-
sentative (other
than an execu-
tive officer or
general partner
of this filing
person), evi-
dence of the
representative's
authority to
sign on behalf
of such person
shall be filed
with the state-
ment, provided,
however, that a
power of attor-
ney for this
purpose which
is already on
file with the
Commission
may be incor-
porated by ref-
erence.  The
name and any
title of each
person who
signs the state-
ment shall be
typed or printed
beneath his sig-
nature.
Attention:  In-
tentional mis-
statements or
omissions of
fact constitute
Federal crimi-
nal violations
(See 18 U.S.C.
1001).
Page 2 of 2
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